UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces receipt of earnout payment related to Sépia and Atapu

—

Rio de Janeiro, February 6, 2026 –Petróleo Brasileiro S.A. – Petrobras announces that it has received R$ 1.65 billion from its partners in the Sépia and Atapu fields: TotalEnergies EP Brasil Ltda (28%), PETRONAS Petróleo Brasil Ltda (21%), and QatarEnergy Brasil Ltda (21%) in Sépia; and Shell Brasil Petróleo Ltda (25%) and TotalEnergies EP Brasil Ltda (22.5%) in Atapu.

This payment relates to the additional earnout compensation for fiscal year 2025. Pursuant to Ordinance No. 08 of April 19, 2021, issued by the Ministry of Mines and Energy (MME), and the tender protocol of the 2nd Bidding Round for the Transfer of Rights Surplus under the Production Sharing regime, held on December 17, 2021, earnout amounts were defined for the Sépia and Atapu fields. These amounts are due between 2022 and 2032, and become payable as of the last business day of January of the year following the year in which the Brent crude oil price reaches an annual average above US$ 40/bbl, capped at US$ 70/bbl.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer